RELIANCE Infrastructure
Anil Dhirubhai Ambani Group


10015912

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

June 14, 2010

Exemption No : 82-35008

Mr Paul M Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated June 14, 2010 forwarding therewith the disclosure pursuant to Regulation 8(3) of Securities & Exchange Board of India (Substantial acquisition of Shares & Takeovers) Regulations, 1997.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

dw 6/21

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

June 14, 2010

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 1233/34
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sir

Sub.: Disclosure under Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997

In compliance with Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997, we are enclosing, the information about persons holding more than 15% shares or voting rights and of promoters / persons having control of over the Company, together with persons acting in concert (PAC) with them as on May 20, 2010, being the record date of the Company for the purpose of declaration of dividend.

Kindly take the same on your record.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl: As above

Reliance Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

June 14, 2010

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone: 26598235/26598236
Fax: 2659 8237/38
NSE Symbol: RELINFRA

Dear Sir

Sub.: Disclosure under Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997

In compliance with Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997, we are enclosing, the information about persons holding more than 15% shares or voting rights and of promoters / persons having control of over the Company, together with persons acting in concert (PAC) with them as on May 20, 2010, being the record date of the Company for the purpose of declaration of dividend.

Kindly take the same on your record.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl: As above

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

**DISCLOSURE OF DETAILS OF SHAREHOLDING BY TARGET/REPORTING COMPANY TO STOCK EXCHANGES,
IN TERMS OF REGULATION 8(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES & TAKEOVERS) REGULATIONS, 1997**

Name of the Company (~~Target /~~ Reporting Company)	:	Reliance Infrastructure Limited
Date of Reporting	:	June 14 2010
Names of Stock Exchanges where the shares of Reporting / ~~Target~~ Company are listed	:	Bombay Stock Exchange Limited National Stock Exchange of India Limited
GDR's of the Company are listed on	:	The London Stock Exchange

(I) Information about persons holding more than 15% shares or voting rights in terms of Regulation 8(1)

Names of persons holding more than 15% shares or voting rights	Details of shareholding / voting rights (in Number and %) of persons mentioned at (I) as informed under Regulation 8(1) to Target Company										
Names	As on March 31 2010		As on March 31 2009		Changes, if any between (A) & (B)	As on Record date for dividend for 2009-10		As on Record date for dividend for 2008-09		Changes, if any between (D) & (E)	
	No. of shares	%	No. of shares	%	Rs.	Rs.	%	Rs.	%	Rs.	%
	A		B		C	D		E			
NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(II) Information about Promoter(s) or every person having control over a company and also persons acting in concert with him in terms of Regulation 8(2)

Names of the Promoter(s) / person(s) having control / persons acting in concert	Shareholding / Voting Rights (in Number and %) of persons mentioned at (II) as informed to the target company under Regulation 8(2)											
Names	As on March 31 2010		As on March 31 2009		Changes, if any between (A) & (B)		As on 20.05.10 i.e Record date for dividend for 2009-10		As on 10.07.09 i.e Record date for dividend for 2008-09		Changes, if any between (D) & (E)	
	No. of shares	%	No. of shares	%	No. of shares	%	No. of shares	%	No. of shares	%	No. of shares	%
	A		B		C		D		E		F	
1. AAA Project Ventures Private Limited 2. Shri Anil D. Ambani 3. Smt. Tina A. Ambani 4. Shri Jaianmol A. Ambani 5. Master Jaianshul A. Ambani (through father and natural guardian Shri Anil D. 6. Smt Kokila D. Ambani 7. Reliance Innoventures Private Limited 8. Reliance Capital Limited 9. Hansdhwani Trading Company Private Limited	Not Applicable		Not Applicable		Not Applicable		104,628,646	42.73	85,028,646	37.74	19,600,000	4.99
Total							104,628,646	42.73	85,028,646	37.74	19,600,000	4.99

Place: Mumbai
Date: June 14, 2010

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary


Reliance Infrastructure Limited